Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                               September 28, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                 Re: Guggenheim Defined Portfolios, Series 1364
                     Sweet 16 Strategy Portfolio, Series 1
                       File Nos. 333-206558 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comment letter dated September 22, 2015 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1364, filed on August 26, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Sweet 16 Strategy Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Investment Objective

     1. This section states that the Trust seeks "above-average total return." Please define "above-average" and "total return" in this section.

     Response: The disclosure has been revised in response to this comment.

Investment Summary -- Principal Investment Strategy

     2. This section states that the Trust invests in 16 "U.S. larger capitalization companies." Please define "larger capitalization companies" in this section.

     Response: The disclosure has been replaced with "U.S.-listed companies in the Russell 1000 Index."

Investment Summary -- Security Selection

     3. The first enumerated security selection rule states that the starting universe is the Russell 1000 Index, "which may include U.S.-listed foreign securities." Since the Principal Investment Strategy section states that the Trust invests in 16 "U.S. larger capitalization companies," and the starting universe includes the securities of foreign companies, please explain to us how the Trust's security selection criteria ensure that only U.S. companies are included in the final portfolio. Also, since the market capitalization of the smallest company in the Russell 1000 Index as of May 29, 2015, was $2.4 billion, please explain to us how the security selection criteria ensure that only "larger capitalization companies" are included in the final portfolio.

     Response: As noted in the response to comment 2, the "Principal Investment Strategy" section has been revised to state that the Trust include U.S.-listed companies. The references to U.S.-listed foreign securities and market capitalization as they relate to the Russell 1000 Index have been moved to and revised in the "Strategy Definitions" section.

     4. In order to provide consistency with the first three bullet points in part 2 of this section, please revise the fourth bullet point in part 2 of this section as an exclusion, e.g., "[e]xclude the securities with a Piotroski F-Score of less than 8." Also, this bullet point states that, if the screen does not identify an adequate number of securities to complete the final portfolio, "the screen will be relaxed to a Piotroski F-Score of greater than or equal to 7." Please provide a security selection criteria that will ensure a sufficient number of securities are available for the final portfolio in the event that relaxing the Piotroski F-Score to "greater than or equal to 7" still does not identify an adequate number of securities to complete the final portfolio.

     Response: The disclosure in the fourth bullet point under part 2 and the disclosure in part 3 have been revised in response to this comment.

Investment Summary -- Strategy Definitions

     5. The first sentence in this section states that the Russell 1000 Index represents a universe of U.S. large capitalization stocks. Please revise this sentence to state that the Russell 1000 Index includes the stocks of foreign companies, and includes small- and mid-capitalization stocks.

     Response: The disclosure has been revised in response to this comment.

     6. The second definition in this section states that the book to market ratio is "calculated as latest quarter end book value of a firm divided by its market value." Please clarify whether the market value used in this calculation is as of the latest quarter end, or as of the security selection date.

     Response: The disclosure has been revised in response to this comment.

     7. The fifth definition in this section states that the Piotroski F-Score is calculated by assigning 1 point for each of nine accounting based criteria. Please clarify how these points are assigned (e.g., each company is assigned either 1 point for meeting the enumerated criterion, or zero points for failing to meet the enumerated criterion) for the nine criteria. Also, parts 2 and 4 of the Piotroski F-Score definition are confusing, and state "as calculated above." Please clarify how these criteria are calculated without using the confusing cross-reference.

     Response: The disclosures have been revised in response to this comment.

Investment Summary -- Hypothetical Performance Information

     8. The Hypothetical Comparison of Total Return table in this section compares the hypothetical performance of the Trust's investment strategy with the actual returns of the S&P 500 Index. Since the Trust's starting universe is the Russell 1000 Index, please explain to us why it is appropriate to compare the hypothetical performance of the Trust's investment strategy with the S&P 500 Index, rather than the Russell 1000 Index.

     Response: The benchmark has been changed to the Russell 1000 Index.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren